FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2003

CUSAC GOLD MINES LTD. (File #0-000000)

(Translation of registrant's name into English)

Suite 911, 470 GRANVILLE ST., VANCOUVER, B.C. Canada, V6C 1V5

(Address of principal executive offices)

Attachments:

1.

News Release

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

Date: January 23, 2004

By:

“Guilford H. Brett”

 Guilford H. Brett

Its:

President & CEO

(Title)

911 – 470 Granville St.

  Vancouver, B.C. V6C 1V5

    E-mail: info@cusac.com

$1,050,000 Financing Arranged

Vancouver, BC.  Monday, December 8, 2003.  Guilford H. Brett, President, Cusac Gold Mines Ltd. (the “Company”) reports that the Company has arranged with Canaccord Capital Corp. (“Canacorrd”), subject to regulatory approval, a brokered flow through private placement of 3,000,000 units at $0.35 per unit.  Each unit consists of one common share and one warrant to purchase an additional common share at a price of $0.47 for 18 months.  Proceeds of $1,050,000 will be used to fund exploration activities at the Company’s 100% owned and operated Table Mountain Gold Mine in Northern British Columbia.

As agent to the financing, Canaccord will receive and 8% cash commission, of which the Canaccord may elect to be paid up to half in the units having the same terms as the units offered.  Also, Canaccord will receive an Agent’s Warrant equal to 15% of the offering sold, each Agent’s Warrant exercisable into a common share at $0.47 for a period of twenty four months from closing of the financing.  Also, Canaccord will be paid a fee of 100,000 Units and an administration fee of $5,000.   Also, the Company has agreed to grant Canaccord a right of first refusal to provide any brokered equity financing (or securities convertible into equity) the Company proposes to conduct for a period commencing on the signing of this letter and ending one year from closing of the financing.

CUSAC GOLD MINES LTD.

Per” Guilford Brett”

Guilford Brett, President

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

911 – 470 Granville St.

  Vancouver, B.C. V6C 1V5

    E-mail: info@cusac.com

For Immediate Release

PRIVATE PLACEMENT ARRANGED

December 11, 2003. Guilford H. Brett, Director, President, Cusac Gold Mines Ltd. (TSX:  CQC, OTCBB:  CUSIF, the “Company”), reports that the Company has arranged with Canaccord Capital to add 430,000 non-flow-through units to the 3,000,000 unit brokered flow-through private placement announced December 8th, 2003.  The additional units have the same terms as the previously announced units, i.e. each unit consists of one common share and one warrant to purchase an additional common share at a price of $0.47 for 18 months. The additional proceeds of $150,500 will be added to the Company’s general working capital.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

CUSAC GOLD MINES LTD.

For More info call:

Per:

“Guilford Brett”

 USA: 800-665-5101

Guilford H. Brett, President

         Canada: 800-670-6570

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.